Exhibit D

                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

August __, 2004

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *
National Grid Transco plc  (70-_____)

          National Grid Transco plc ("National Grid Transco"), located at 1-3 Strand, London, United Kingdom WC2N 5EH, a registered holding company under the Act, and certain of its direct and indirect utility and nonutility subsidiary companies listed in the Application and Exhibit A thereto (collectively, the "Applicants"), are seeking authorization for certain financing transactions during the period from the effective date of the order granted pursuant to the Application through September 30, 2007 (the "Authorization Period"), and other transactions as described in more detail below. Terms not defined herein are defined in the Application.

          The following general terms will be applicable where appropriate to the proposed external financing activities requested to be authorized in the

Application (including, without limitation, securities issued for the purpose of refinancing or refunding outstanding securities of the issuer):

Effective Cost of Money

          The effective cost of capital on long-term debt, preferred stock, preferred securities, equity-linked securities, and short-term debt will not exceed the greater of (a) 500 basis points over U.K. or U.S. government-issued securities or other government benchmark for the currency concerned having a remaining term equal to the term of such series or (b) a gross spread over U.K. or U.S. government-issued securities that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

Maturity

          The maturity of long-term debt will be between one and 50 years after the issuance thereof. Preferred securities and equity-linked securities will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock. Preferred stock issued directly by National Grid Transco may be perpetual in duration. Short-term debt will have a maturity of one year or less.

Issuance Expenses

          The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed the greater of
          (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

Common Equity Ratio

          National Grid Transco will maintain common stock equity\1 as a percentage of total capitalization,\2 as shown in its most recent quarterly balance sheet (but measured on a book value U.S. GAAP basis), of at least 30% or above.\3 National Grid USA, on a consolidated basis, and each Utility Subsidiary on an individual basis (except NEET),\4 will maintain common stock equity of at least 30% of total capitalization as shown in each company's most recent quarterly balance sheet (measured on a book value U.S. GAAP basis).

Investment Grade Ratings

          Applicants further represent that, except for securities issued for the purpose of funding Money Pool operations, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of National Grid Transco that are rated, are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and
          (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act"). Applicants request that the Commission reserve jurisdiction over the issuance


---------------------------
1/ Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.
2/ Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities.
3/ National Grid Transco will in any event be authorized to issue common stock (including pursuant to stock-based plans maintained for shareholders, employees and management) to the extent authorized herein.
4/ Nantucket would maintain a minimum of 30% common stock equity as a percentage of total capitalization on a combined basis with Mass. Electric.

          of any guarantee or other securities in reliance upon the authorization granted by the Commission pursuant to this Application at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

          The proceeds from the financings authorized by the Commission pursuant to this Application will be used for general corporate purposes, including (i) financing investments by and capital expenditures of the National Grid Transco System, (ii) the funding of future investments in FUCOs, and companies exempt under Rule 58 under the Act ("Rule 58 Subsidiaries"), (iii) the repayment, redemption, refunding or purchase by National Grid Transco or any Subsidiary of any of its own securities, and (iv) financing working capital requirements of National Grid Transco and its Subsidiaries. The Applicants represent that no financing proceeds will be used to acquire the equity securities of any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32, 33, 34 and Rule 58.

          National Grid Transco requests authorization to increase its capitalization through the issuance and sale of securities including, but not necessarily limited to, common stock, preferred stock, preferred securities, equity-linked securities, options, warrants, purchase contracts, units (consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities), long-term debt, subordinated debt, bank borrowings, securities with call or put options, and securities convertible into any of these securities.\5 The aggregate amount of new financing obtained by National Grid Transco during the Authorization Period (exclusive of short-term debt), through the issuance of securities, in each case valued at the time of issuance, shall not exceed $20 billion outstanding at any one time,\6 provided that securities issued for purposes of refunding or replacing other outstanding securities where National Grid Transco's capitalization is not increased as a result thereof shall not be counted against this limitation. In addition, National Grid Transco requests authority to issue and sell from time to time, directly or indirectly through one or more financing subsidiaries, short-term debt, including commercial paper and bank borrowings, in an aggregate principal amount at any time outstanding not to exceed $5 billion.


---------------------------
5/ Applicants state that any convertible of equity-linked securities would be convertible into or linked only to securities that National Grid Transco is otherwise authorized to issue directly or indirectly through a financing entity on behalf of National Grid Transco.
6/ Because the limit applies only to securities issued and outstanding during the Authorization Period, when a security is issued during the Authorization Period and later redeemed or retired during the Authorization Period, the aggregate amount issued and outstanding under the limit is reduced and additional financing capacity under the limit is made available.

          All securities issued by National Grid Transco in accordance with the authorization requested herein, including, without limitation, securities issued for the purpose of refunding or retiring outstanding securities, will comply with the applicable parameters set forth above.

          To the extent their financing is not exempt under Rule 52(a) or otherwise, the Utility Subsidiaries listed in the table below request authorization to issue debt securities having a maturity of 12 months or less in the aggregate amounts shown.

-----------------------------------------------------------------------------------------------------
Utility Subsidiary        Principal Activity    Status Under 30%         Requested Short-Term Debt
                                                Minimum Common Equity    Authorization
                                                Standard

-----------------------------------------------------------------------------------------------------
Niagara Mohawk Power      electric              Will maintain 30%.       $1 billion
Corporation ("Niagara     transmission &
Mohawk")                  distribution, gas
                          distribution

-----------------------------------------------------------------------------------------------------
Massachusetts Electric    electric              Will maintain 30% on a   $400 million
Co.  ("Mass. Electric")   distribution          combined basis with
                                                Nantucket.\7

-----------------------------------------------------------------------------------------------------
Nantucket Electric Co.    electric              Will maintain 30% on a   $40 million\8
("Nantucket")             distribution          combined basis with
                                                Mass. Electric.
-----------------------------------------------------------------------------------------------------
The Narragansett          electric              Will maintain 30%.       $145 million
Electric Co.              distribution
("Narragansett")
-----------------------------------------------------------------------------------------------------
Granite State Electric    electric              Will maintain 30%.       $10 million
Co. ("Granite State")     distribution
-----------------------------------------------------------------------------------------------------
New England Power Co.     electric              Will maintain 30%.       $750 million
("NEPCO")                 transmission
                          operations, power
                          marketing
-----------------------------------------------------------------------------------------------------


---------------------------
7/ Mass. Electric and Nantucket are combined to calculate the 30% minimum common equity ratio.
8/ Nantucket is planning the construction of a second submarine electric power cable connecting the Cape Cod mainland, across Nantucket Sound, to the Island of
Nantucket. The cost of the cable project is currently estimated at $30 - $40 million. Although Nantucket plans ultimately to finance the cable project with long term debt, Nantucket may use short-term borrowing to finance project costs until long term debt financing can be substituted. After such long-term debt financing is in place, Nantucket's short-term debt authorization will be reduced to $15 million.


                                     - 5 -



-----------------------------------------------------------------------------------------------------
New England Electric      electric              Will not maintain 30%.\9 $10 million
Transmission Corp.        transmission
("NEET")

-----------------------------------------------------------------------------------------------------
New England               electric              Will maintain 30%.       $12.5 million
Hydro-Transmission        transmission
Corp. ("NH Hydro")
-----------------------------------------------------------------------------------------------------
New England               electric              Will maintain 30%.       $12.5 million
Hydro-Transmission        transmission
Electric Corp.  ("Mass.
Hydro")
-----------------------------------------------------------------------------------------------------

          Loans by National Grid Transco or by any Nonutility Subsidiary, including a financing subsidiary, to a Nonutility Subsidiary would generally have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in certain cases, a Nonutility Subsidiary borrower may not be directly or indirectly wholly owned by National Grid Transco. Applicants request authorization in such cases for National Grid Transco or a Nonutility Subsidiary, as the case may be, to acquire the equity securities of partially owned subsidiaries, and to make loans to partially owned subsidiaries at interest rates and maturities designed to provide a return to the lender of not less than its effective cost of capital.\10 For wholly owned subsidiaries, Applicants request authorization to acquire the equity securities of wholly owned subsidiaries and to lend funds to such companies to finance ongoing operations and additional investments consistent with their existing businesses. Except as noted below, loans would bear interest at the lender's effective cost of capital.

          In addition, to provide increased flexibility to finance the operations of the National Grid USA Group, the Intermediate Companies, National Grid USA and Niagara Mohawk Holdings, Inc. ("NiMo Holdings") propose to issue and sell securities to: (1) direct and indirect parent companies,


---------------------------
9/ NEET owns and operates a direct current/alternating current converter terminal facility for the first phase of the Hydro-Quebec and New England interconnection and six miles of high voltage DC transmission line in New Hampshire. The facilities are financed with a high level of debt on a project basis. The New England utilities participating in Phase 1 are responsible for the full costs of the facilities under a support agreement. It would be disruptive and economically inappropriate to refinance the facilities with additional equity since that would increase the cost of operating the facility. 10/ The Commission has granted similar authority to another registered holding company. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999).

and; (2) FUCOs, such as NGH One and Lattice Group and their associate company subsidiaries (except that such companies would not purchase equity and convertible debt securities from the Intermediate Companies, National Grid USA or NiMo Holdings). The Intermediate Companies, National Grid USA and NiMo Holdings also propose to acquire securities from their direct or indirect subsidiary companies. The financing of Utility Subsidiaries would be subject to the borrowing limits set forth above and the Best Rate Method described below. The financing of Nonutility Subsidiaries of National Grid USA also would be conducted under the Best Rate Method.

          In no case would the Intermediate Companies, National Grid USA or NiMo Holdings borrow, or receive any extension of credit or indemnity from any of their respective direct or indirect subsidiary companies, except their financing subsidiaries or the financing subsidiaries of a direct or indirect parent company. Further, the Intermediate Companies, National Grid USA and NiMo Holdings would not acquire equity or convertible securities from indirect subsidiaries, unless otherwise authorized or permitted by the Commission, if the result would be to create a minority interest in a public utility company.

          The Intermediate Companies would not issue securities to third parties. All borrowings by the Intermediate Companies would be unsecured, but may be guaranteed by National Grid Transco or other Intermediate Companies. Debt offerings by the Intermediate Companies and National Grid USA would have short, medium and long-term maturities. Short-term debt would have a maturity of one year or less, medium-term debt would have maturities up to 5 years, and long-term debt would have maturities up to 50 years.

          For reasons of economic efficiency, the terms and conditions of any financings between an Intermediate Company and its direct or indirect parent, or between an Intermediate Company and a FUCO subsidiary such as NGH One or Lattice Group or their associate company subsidiaries will be on market terms. Financing on market terms assists National Grid Transco to comply with U.K. tax regulations. Market rate financing assures that intercompany loans will not be used to transfer profits from one related entity to another. Market rates also allow the lending entity to recover its true costs of liquidity, and the risks associated with credit quality and interest rate and currency variability.

          Regardless of the market rate applicable to such transactions, however, debt funding provided to National Grid USA Group companies would bear interest at a rate set according to the Best Rate Method.\11 Under the Best Rate Method, short-term loans from associate companies to National Grid USA Group companies would bear interest at the rate, as published in the Wall Street


---------------------------
11/ Borrowings by an Intermediate Company, National Grid USA or NiMo could not be effected pursuant to Rule 52 because each is a holding company.

Journal on the day of the borrowing (or the most recently published rate when borrowings occur on days when the Wall Street Journal is not published), for high grade 30-day commercial paper issued by major corporations and sold through dealers plus an "at cost" allocation of National Grid Transco's funding costs. For medium and long-term loans to National Grid USA Group companies, unless there is a directly identifiable external borrowing intended to finance such company, National Grid Transco would use a rate equal to the effective rate that National Grid Transco would pay on the issuance of a comparable security in a competitive offering to unaffiliated banks or other lenders.

          The interest rates paid by the National Grid USA Group companies in connection with borrowings from National Grid Transco and the other companies in the National Grid System, including the FUCO subsidiaries, should not increase the cost of capital used by the National Grid USA Group. National Grid Transco regularly monitors its ability to access the capital markets. If it determines that the rate at which it can borrow is higher than the rate a National Grid USA Group company would pay in a direct borrowing at that time from a nonassociated party, the interest rate applied to National Grid USA Group borrowings from associated companies would be based on that lower cost of funds. Consequently, under the Best Rate Method, the interest rate on loans to any company in the National Grid USA Group would be set at a rate equal to the lower of (i) National Grid Transco's cost of funds, (ii) the cost of funds of another associate company that proposes to lend funds to the prospective National Grid USA Group company borrower, and (iii) the cost of funds that would be paid by the prospective National Grid USA Group company borrower in a transaction directly with a nonassociated lender.

          National Grid USA requests authorization to issue debt securities to third parties through public or private offerings. Any such issuances will be limited to an aggregate amount outstanding at any one time of $1 billion and would be subject to the financing parameters above. All borrowings by National Grid USA would be unsecured.

          NiMo Holdings requests authorization to issue and sell securities to associate companies, but not NiMo Holdings' direct and indirect subsidiaries (other than financing subsidiaries), for the purpose of financing NiMo Holdings' existing business, the businesses of its respective subsidiaries and future authorized or permitted businesses. NiMo Holdings, however, would not issue equity or convertible securities to associate companies other than its immediate parent company.\12 Debt securities issued by NiMo Holdings would bear interest at the rates applicable to National Grid USA Group companies under the Best Rate Method.


---------------------------
12/ In addition, NiMo Holdings would not issue securities to third parties.

          Certain applicants identified below request authorization to participate in the Money Pool established for the National Grid USA Group during the Authorization Period, to make unsecured short-term borrowings from the Money Pool, to contribute surplus funds to the Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool.

          The following companies, (1) National Grid Transco, (2) the Intermediate Companies, (3) NGH One, Lattice Group, their subsidiaries and any subsequently organized or acquired FUCO, (4) National Grid USA, (5) NiMo Holdings and (6) the Nonutility Subsidiaries of National Grid USA, request authorization to invest surplus funds and/or lend and extend credit to the participating subsidiaries through the Money Pool. None of such companies would borrow from the Money Pool.

          All the Utility Subsidiaries request authorization within the limits for short-term debt set forth above to (i) invest surplus funds and/or lend and extend credit to the participating subsidiaries through the Money Pool, and (ii) to borrow from participating subsidiaries through the Money Pool. Applicants request that the Commission reserve jurisdiction over the participation of any National Grid Transco System company in the Money Pool, other than the Utility Subsidiaries, as a borrower until the record in this matter has been supplemented with additional information regarding such proposed participant.

          National Grid Transco requests authorization to provide guarantees with respect to debt securities or other contractual obligations of any Subsidiary as may be appropriate in the ordinary course of such Subsidiary's business, in an aggregate principal or nominal amount not to exceed $20 billion at any one time outstanding, provided however, that the amount of any guarantees in respect of obligations of any Subsidiaries shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable.

          National Grid Transco requests authorization to charge each Subsidiary a fee for each guarantee that is not greater than the cost, if any, of obtaining the liquidity necessary to perform such guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time that it remains outstanding.

          In addition, authority is requested for the Nonutility Subsidiaries, and National Grid USA, NiMo Holdings, the Intermediate Companies, and NGH One to guarantee the indebtedness or contractual obligations and to otherwise provide credit support to associate companies. Guarantees provided by National Grid USA and NiMo Holdings in support of the external obligations of direct or indirect subsidiaries would not exceed $1 billion outstanding at any one time, in the aggregate, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided however, that the amount of guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1). The company providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above.

          National Grid Transco proposes to enter into, perform, purchase and sell financial instruments intended to manage the volatility of currencies and interest rates, including but not limited to currency and interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). National Grid Transco would employ Hedging Instruments as a means of prudently managing the risk associated with any of its outstanding or anticipated debt by, for example, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt,
(iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities.

          National Grid Transco proposes to enter into Hedging Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), to fix and/or limit the interest rate or currency exchange rate risk associated with any new issuance. In addition to the use of Hedging Instruments, Anticipatory Hedges may include (i) a forward sale of exchange-traded Government Securities\13 futures contracts, Government Securities and/or a forward swap (each a "Forward Sale"),
(ii) the purchase of put options on Government Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on Government Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Government Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges. National Grid may seek to hedge its exposure to currency fluctuations through currency swaps or options and forward exchange or similar transactions.

          The Utility Subsidiaries, to the extent such securities are not exempt under Rule 52(a), also propose to enter into Hedging Instruments with third-party Approved Counterparties, but not other National Grid Transco System companies, on the same terms generally applicable to National Grid Transco.\14


---------------------------
13/ Government Securities would include U.S. Treasury obligations, U.K. Gilts or the appropriate government benchmark security for the currency involved in the hedge.
14/ The terms applicable to Hedging Instruments entered into by the Utility Subsidiaries differ from those applicable to National Grid Transco in the following way. The Utility Subsidiaries will endeavor to qualify Hedging Instruments entered into by the Utility Subsidiaries for hedge accounting treatment under U.S. GAAP. In addition, to the extent a Utility Subsidiary incurs a gain or loss on a Hedging Instrument that it has entered into to hedge a currency or interest rate risk associated with a security that such Utility Subsidiary has issued, the gain or loss would be attributed to the Utility Subsidiary.

The Utility Subsidiaries expect to use such authority principally to hedge external debt.

          The Intermediate Companies also request authorization to enter into currency derivatives with National Grid Transco and other Intermediate Companies for the purpose of managing their exposure to various currencies that may be used to finance their business.

          Applicants seek authorization for such Nonutility Subsidiaries not granted relief in the January 2002 Order and the March 2000 Order to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus, to the extent permitted under applicable corporate law and the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.\15 In addition, none of such companies will declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of some or all of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company.

          In the March 2000 Order, the Commission authorized National Grid General Partnership ("NGGP") and the National Grid USA Group to enter into an agreement to allocate consolidated taxes. The agreement permitted NGGP to retain the value of the tax deduction associated with the debt incurred by National Grid Transco to finance the NEES and EUA acquisitions. In the January 2002 Order the Commission permitted an amendment to the agreement to add NiMo Holdings and its subsidiaries as members of the consolidated group and similarly authorized NGGP to retain the value of the tax deduction associated with the debt incurred by National Grid Transco to finance the NiMo Holdings acquisition. The January 2002 Order reserved jurisdiction over the applicants' request to retain the value of deductions for merger and acquisition related expenses that are prohibited from being charged or allocated to National Grid USA's subsidiaries ("Expense Deductions") under Rule 45(c) under the Act. The Expense Deductions include various costs allocated to merger and acquisition projects that failed to result in a completed transaction. Applicants request that the Commission now release jurisdiction over the retention of the Expense Deductions.

          Applicants request authorization to change the terms of any 50% or more owned Subsidiary's authorized capital stock capitalization or other equity interests by an amount deemed appropriate by National Grid Transco or other


---------------------------
15 The Commission has granted similar approvals to other registered holding companies. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); and Interstate Energy Corporation, et al., Holding Co. Act Release No. 27069 (Aug. 26, 1999).

intermediate parent company; provided that the consents of all other shareholders have been obtained for the proposed change.

          Applicants request authorization to organize and acquire the securities of one or more additional corporations, trusts, partnerships or other entities to finance the business of the respective founding company or its subsidiaries. A financing subsidiary\16 would be used to finance the authorized or permitted businesses of its direct or indirect parent company ("Founding Parent"), including the businesses of the National Grid USA Group, but in no event would a financing subsidiary engage in prohibited upstream loans involving companies in the National Grid USA Group. Financing subsidiaries may issue any securities that the Founding Parent would be authorized to issue under the terms of this Application as authorized by the Commission, or Commission rule, regulation or order under the Act.\17 Applicants also requests authorization to issue securities to a financing subsidiary to evidence the transfer of financing proceeds by a financing subsidiary to a company receiving financing.

          National Grid Transco and its Subsidiaries also request authorization to enter into support or expense agreements ("Expense Agreement") with financing subsidiaries to pay the expenses of any such entity. In cases where it is necessary or desirable to ensure legal separation for purposes of isolating the financing subsidiary from its parent or another Subsidiary for bankruptcy purposes, the ratings agencies may require that any Expense Agreement whereby the parent or Subsidiary provides financing related services to the financing subsidiary be at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent or Subsidiary in the event of the bankruptcy of the parent or Subsidiary without interruption or an increase of fees. Therefore, Applicants seek approval under Section 13(b) of the Act and Rules 87 and 90 to provide the services described in this paragraph at a charge not to exceed a market price but only for so long as such Expense Agreement established by the financing subsidiary is in place.

          National Grid Transco may use the proceeds of the financings proposed in this Application, in part, for investments in FUCOs. In the FUCO Order, National Grid Transco was authorized to issue securities to finance


---------------------------
16/ For tax reasons, a financing subsidiary may have its own special purpose subsidiaries that are engaged in financing transactions. References to financing subsidiaries herein would include such special purpose subsidiaries which would be subject to the restrictions on financing subsidiaries set forth in this Application.
17/ For example, if a financing subsidiary founded by National Grid Transco, National Grid USA or the Utility Subsidiaries, except NEET, issue long-term debt or preferred stock in a public offering, such securities must, when issued, be rated investment grade by a nationally recognized statistical rating organization.

additional FUCO investments and operations up to a total aggregate investment of $20 billion. National Grid Transco now seeks to use the authorization requested in this Application to issue up to $20 billion of securities during the Authorization Period for the purpose of financing additional FUCO investments.\18

          National Grid Transco proposes to acquire, directly or indirectly, the securities of one or more entities ("Intermediate Subsidiaries"), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt nonutility subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in administrative activities and development activities relating to such subsidiaries. National Grid Transco requests authorization to make expenditures on development activities in an aggregate amount of up to $600 million.

          National Grid Transco requests authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries, and the activities and functions related to such investments. In addition, in the event that proxy solicitations are necessary with respect to any corporate reorganization, Applicants will seek Commission approvals as necessary under Section 6(a)(2) and 12(e) of the Act through the filing of a declaration.

          Applicants propose to provide Rule 24 certificates on a semiannual basis.\19 In addition, in the interest of maintaining the consistent presentation of financial information, Applicants propose that their Annual Reports on Form U5S contain National Grid Transco's consolidated financial statements in the format required by Form 20-F, i.e., U.K. GAAP format with reconciliations to U.S. GAAP. In addition, Applicants propose to include in their Annual Reports on Form U5S: (1) U.S. GAAP financial statements for all the companies in the National Grid USA Group, and (2) U.S. GAAP financial statements or financial statements in the format required by Form 20-F for (a) NGH One, on a consolidated basis, (b) any subsequently acquired FUCO, and (c) the Intermediate Companies. National Grid Transco requests that the Commission exempt all subsidiaries of NGH One and Lattice Group from the requirement that they


---------------------------
18/ A reorganization of existing FUCO investments that results in an increased FUCO investment for accounting purposes as a result of the recognition of the market value of transferred FUCO interests would not be counted as an increased FUCO investment if National Grid Transco did not actually make a cash investment in, or increase its guarantee exposure to, a FUCO subsidiary.
19/ Reporting on a semi-annual basis is consistent with the frequency of financial reporting required in the UK. Under UK rules, National Grid Transco must prepare and publish consolidated financial information semi-annually. In addition, semiannual financial reporting is consistent with National Grid Transco's ADR listing on the New York Stock Exchange. Due to National Grid Transco's extensive foreign holdings, it would entail significant additional work and expense for National Grid Transco to prepare consolidated financial statements on a quarterly basis.

maintain their financial statements in conformance with Regulation S-X. NGH One and Lattice Group would reconcile their financial statements to U.S. GAAP in the manner required by Form 20-F when such statements are provided to the Commission in the context of filings or reports required under the Act.

          For the Commission by the Division of Investment Management, pursuant to delegated authority.

                                                             Jonathan G. Katz
                                                             Secretary